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                             December 22, 2022

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted December
6, 2022
                                                            CIK No. 001911545

       Dear Chang-Hyuk Kang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 23, 2022.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       General

   1.                                                   Please tell us whether
you expect to repurchase Fantoo Points (   FP   ) from users after
                                                        issuance. If so,
describe the terms of such repurchases and explain what happens if FP is not redeemed by a user
after a prolonged period of time.
   2. Explain to us how the KDC Foundation expects to generate sales that may result in payments to the company
under the Business Transfer Agreement dated June 22, 2022.
   3. Please explain to us what the principal business of Seoul Marina Co., Ltd. is, which we understand from prior
filings is a minority-owned subsidiary of Marine Island Co., Ltd., a
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk    Kang
Hanryu Holdings, Inc.
Comapany22,
December  NameHanryu
              2022      Holdings, Inc.
December
Page 2    22, 2022 Page 2
FirstName LastName
         wholly-owned subsidiary of the company that holds the rights to possess and manage the
         Seoul Marina.
4. Please provide more detail on the $729,963 received from the sale of investments as disclosed on pages 68 and F-5. Advise us how this impacts your analysis of the
         company   s status as an    investment company    as that term is
defined under the
         Investment Company Act of 1940, as amended, that you provided in your response letter dated October 28, 2022.
Prospectus Summary
Financial, page 4

5. Please revise, here and throughout the prospectus, to update your statement regarding revenue from the FANTOO platform and recurring losses to reflect the amounts included in your financial statement for the most recent period presented, which is currently September 30, 2022.
FANTOO Platform, page 5

6. We note from your revised disclosure in response to prior comment 2 that no FP have been issued to date since no advertising revenue has been generated on the FANTOO platform. However, it appears that you generated advertising revenue through the pilot campaign during the nine months ended September 30, 2022. Please explain these apparent inconsistencies or revise as necessary. To the extent advertising revenue was generated but no FP were issued, explain that further. Also, revise your disclosures throughout the prospectus where you state that no advertising revenue has been generated to date, or explain why such statements are still appropriate.
FP and Divestiture of Kingdom Coin ("KDC"), page 5

7. Please incorporate your response to prior comment 7 that you do not anticipate generating any revenue from the revenue sharing provision of the Business Transfer Agreement in your summary section and/or your management's discussion and analysis section.
Capitalization, page 53

8. Please revise to reflect this information as well as the dilution information as of the date of most recent financial statements included in the filing. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
57

9. Please revise to discuss the pilot campaign with the South Korean partner, including the nature of the arrangement and the services provided to date and those that still need to provided, if any. Also, explain the nature of the revenue earned from this program during the nine months ended September 30, 2022.
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk    Kang
Hanryu Holdings, Inc.
Comapany22,
December  NameHanryu
              2022      Holdings, Inc.
December
Page 3    22, 2022 Page 3
FirstName LastName
Key Performance Indicators, page 59

10. Please revise to include the user acquisition cost for the nine months ended September 30,
         2022.
Components of Results of Operations
Revenue, page 60

11. Tell us whether revenue generated from the pilot campaign with the South Korean company relates to any of the of the revenue streams discussed here. If so, include a discussion of such campaign within such revenue stream disclosures or revise to include a separate discussion of revenue related to the pilot program. Also, revise to discuss the nature of the revenue generated from the K-Commerce website. Liquidity and Going Concern, page 66

12. You state that since the period ended September 30, 2022, you generated approximately
         $1.1million from the exercise of warrants and $800,000 from a pilot campaign. However, it appears from your disclosures on page 69 that certain of these events occurred prior to September 30, 2022. Please explain or revise to ensure your disclosures are consistent throughout. To the extent the $800,000 was not received as of September 30, 2022, please indicate where it is reflected on the balance sheet as of September 30, 2022 and the date the cash was subsequently received.
Relaxed Ongoing Reporting Requirements, page 73

13. Please revise your disclosures to note that you would cease to be an emerging growth company as of December 31st if the market value of your common stock held by non-
         affiliates exceeds $700 million as of the prior June 30.
Condensed Consolidated Statements of Operations, page F-3

14. We note cost of goods sold, (also referred to as cost of revenue) for the nine months ended
         September 30, 2022, is less than the amount previously disclosed for the six months ended
         June 30, 2022. Please explain why and revise your disclosures, as necessary. Also, tell us the amount and type of costs included in cost of revenue related to the pilot campaign.
         Lastly, revise to use a consistent title for these costs in your financial statements and throughout the prospectus.
Notes to Condensed Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-11

15. Please describe to us, in detail, the pilot campaign with the South Korean company and ensure you address the following:
             the specific nature of the services to be provided;
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk    Kang
Hanryu Holdings, Inc.
Comapany22,
December  NameHanryu
              2022      Holdings, Inc.
December
Page 4    22, 2022 Page 4
FirstName LastName
             the promises and performance obligations;
             all of the pertinent terms, such as the period of performance and pricing;
             how you accounted for this arrangement; and how revenue was earned in the current period.
         Also, revise your disclosures here to address this arrangement and the related accounting.
Note 8 - Investments, page F-23

16. We note your response and revised disclosures to prior comment 19. Please further revise to clarify that the consideration received was cash totaling $729,963 and a non-trade receivable for $846,205, and remove your references to "total cash consideration of
         $1,576,168" throughout. Similar revisions should be made on page F-61. Further, revise
         Note 13 to include the portion of the bond sale in which the non-trade receivable was received as consideration.
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies, page F-47

17. Revise to include your accounting policy for costs of goods sold and include a description of the nature of such costs. Similar revisions should be made to the footnotes to your interim financial statements.
Revenue Recognition, page F-49

18. We note your response to prior comment 13, however, it is still unclear how you control the goods and services you sell under your contracts with the "partners" referenced in your disclosure. Please explain who these partners are and whether they are third parties in the arrangements with your customers. To the extent they are involved in providing goods or services to your customers, tell us how you determined whether the nature of your promise is a performance obligation to provide the specified good or service or to arrange for those goods or services to be provided by the third party. Refer to ASC 606-10-55-
         36. Further, if the performance obligation is to provide the specified good or service, tell us how you determined you have the ability to control, (i.e. the ability to direct the use of and obtain substantially all of the remaining benefits from), the good or service before it is transferred to the customer. Refer to 606-10-55-36A and 606-10-25-25. Note - 9 Investments, page F-61

19. We note your response to prior comment 20. Please tell us whether the right to receive payment from SMC is a debt security or an other asset. If it is a debt security, tell us whether it is classified as trading, available-for-sale, or held to maturity, how your accounting and subsequent measurement is consistent with that classification, and revise your disclosures, as necessary Refer to ASC 320-10. If it is an other asset, tell us what specific accounting guidance you relied upon, reclassify the amount on the balance sheet, and revise your disclosures accordingly.
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
December 22, 2022
Page 5

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathy
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                         Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                         Office of Technology
December 22, 2022 Page 5
cc:       Matthew Ogurick, Esq.
FirstName LastName